Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza +52 (81) 8888-4576 alfredo.garza@cemex.com	Analyst and Investor Relations Fabián Orta +52 (81) 8888-4139 fabian.orta@cemex.com

CEMEX ANNOUNCES 28% INCREASE IN FIRST QUARTER EBITDA ON BACK OF TOP-LINE GROWTH OF 9%

MONTERREY, MEXICO, APRIL 29, 2021– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today strong results in the first quarter of 2021 with EBITDA growing on a year over year basis in all regions. Consolidated net sales increased 9%, on a year-over-year basis to $3.4 billion in the first quarter of 2021. Operating EBITDA improved 28% during the first quarter of 2021 to US$684 million, while the EBITDA margin increased to 20.1%, 2.8 percentage points higher year over year. The robust EBITDA performance in the quarter is attributable to significant momentum in cement volumes, higher prices and operational leverage in the business.

CEMEX’s Consolidated First Quarter 2021 Financial and Operational Highlights

•	Net Sales increased 9%, to US$3,411 million.

•	Operating EBITDA rose 28% to US$684 million, compared to the same period in 2020.

•	Operating EBITDA margin increased by 2.8pp, to 20.1%.

•	Free Cash Flow after Maintenance Capital Expenditures was the highest for a first quarter in five years, increasing by US$216 million year over year.

•	Controlling Interest Net Income was US$665 million in the first quarter of 2021 versus US$42 million in the same quarter of 2020.

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Net debt and leverage were reduced materially during the first quarter. Net debt plus perpetuals decreased US$547 million, while leverage ratio was reduced to 3.61 times, almost half-a-turn reduction compared to fourth quarter of 2020.

“We are quite pleased with our first quarter results where we achieved some important milestones and advanced significantly against our Operation Resilience goals, despite persistent challenges from COVID in many markets” said Fernando A. González, CEO of CEMEX. “First quarter performance convinces me that we should be entering a period of sustainable growth for our major markets and we will likely reach two of our Operation Resilience goals well in advance of the 2023 timetable: achieving an investment grade capital structure and a higher than 20% consolidated EBITDA margin.”

Geographical Markets First Quarter 2021 Highlights

Net Sales in Mexico increased 19% to US$822 million. Operating EBITDA went up 27% to US$299 million in the quarter, versus the same period of the previous year.

CEMEX’s operations in the United States reported Net Sales of US$1.0 billion, an increase of 5% from the same period in 2020. Operating EBITDA grew 21% to US$196 million versus the same quarter of 2020.

In our Europe, Middle East, Africa and Asia region, Net Sales rose by 2%, compared to the same period of the previous year, reaching US$1.1 billion. Operating EBITDA was US$113 million for the quarter, 3% higher than the same period last year.

CEMEX’s operations in the South, Central America and the Caribbean region reported Net Sales of US$424 million, an increase of 15% over the same period of 2020. Operating EBITDA improved 40% to US$123 million in the first quarter of 2021, in contrast to the same quarter of 2020.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

Note: All percentage variations related to Net Sales and EBITDA are on a like to like basis for ongoing operations and adjusting for currency fluctuations

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This press release contains forward-looking statements that reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. CEMEX assumes no obligation to update or correct the information contained in this press release. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise any forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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